Exhibit 1

AudioCodes Press Release

P R E S S  R E L E A S E

Company Contacts
Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports First Quarter 2023 Results

Lod, Israel – May 9, 2023 - AudioCodes (NASDAQ: AUDC) Press Release

First Quarter Highlights

•	Quarterly revenues decreased by 10.8% year-over-year to $59.2 million;
•	Quarterly service revenues increased by 10.8% year-over-year to $30.5 million;
•	GAAP results:
o	Quarterly GAAP gross margin was 61.7%;
o	Quarterly GAAP operating loss percentage was 1.4%;
o	Quarterly GAAP net loss was $0.2 million, or $0.01 per diluted share.
•	Non-GAAP results:
o	Quarterly Non-GAAP gross margin was 62.1%;
o	Quarterly Non-GAAP operating margin was 4.9%;
o	Quarterly Non-GAAP net income was $2.7 million, or $0.08 per diluted share.
•	Net cash provided by operating activities was $3.2 million for the quarter.

•	AudioCodes declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of $5.7 million, was paid on March 7, 2023 to shareholders of record on February 21, 2023.

AudioCodes Reports First Quarter 2023 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the first quarter ended March 31, 2023.

Revenues for the first quarter of 2023 were $59.2 million compared to $66.4 million for the first quarter of 2022.

Net loss was $0.2 million, or $0.01 per diluted share, for the first quarter of 2023 compared to net income of $8.6 million, or $0.26 per diluted share, for the first quarter of 2022.

On a Non-GAAP basis, net income was $2.7 million, or $0.08 per diluted share, for the first quarter of 2023 compared to $11.2 million, or $0.33 per diluted share, for the first quarter of 2022.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $3.2 million for the first quarter of 2023. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $121.5 million as of March 31, 2023 compared to $124.3 million as of December 31, 2022. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the payment of a cash dividend during the first quarter of 2023.

"Our first quarter financial results were impacted by the slowing global economy and rising uncertainties worldwide, which manifested in enterprise customers and partners slowing decision cycle on product purchases primarily in EMEA, coupled with North America service providers managing their inventory more tightly,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.  “On a brighter side, we saw continued business momentum in the UCaaS and CCaaS markets.  Leading growth in these areas were services, which have demonstrated growth of 10.8% year-over-year, with professional and managed services growing 11.8% year-over-year.  Services business now represents 51.5% of our quarterly sales. With increased focus on moving to recurring business sales, our managed services business, Live and LiveCloud, ended the quarter at $35 million ARR, up over 60% year-over-year, with total contract value now over $110 million. We now expect Live to continue at above 50% growth rate throughout 2023, and we target ARR to reach between $46M to $50 by the end of the year.

AudioCodes Reports First Quarter 2023 Results	Page 2 of 10

AudioCodes Press Rele6ase

Given customer spending remains pressured by macro-economic uncertainty near term, we are taking decisive actions to adjust our cost structure and reduce our headcount by approximately 8% to 10% over the next 6-12 months, with approximately 6% effective immediately. We thus plan to provide opex relief starting in the beginning of the third quarter.

In the customer experience (CX) market, we saw healthy customer activity during the quarter. Our entry-level Microsoft Teams-native AI-first contact center application for the CX market has generated growing interest over the 2022 activity and we plan to step up our efforts in this area.  Additionally, we have seen growing acceptance and use of our new AI-based products in 1Q23.  Leading the Voice.AI growth was our VoiceAI Connect connectivity solution, Meeting Insights and our intelligent virtual agent solutions. On the GPT front, we have already taken steps to adopt ChatGPT and LLM models in our solutions to enable advanced AI summarization and speech interaction analytics.  We expect Voice.AI to accelerate growth in 2023 and beyond and to further expand our success in the UCaaS and the CX markets,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2023 Results	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program and Cash Dividend

In January 2023, the Company received court approval in Israel to purchase up to an aggregate amount of $25 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through July 4, 2023.

On February 7, 2023, the Company declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of approximately $5.7 million, was paid on March 7, 2023 to all of the Company's shareholders of record on February 21, 2023.

As of March 31, 2023, the Company had $19.3 million available under this approval for the repurchase of shares and/or declaration of cash dividends.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's first quarter of 2023 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports First Quarter 2023 Results	Page 4 of 10

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services.  AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2023 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2023 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,578	$24,535
Short-term and restricted bank deposits	206	5,210
Short-term marketable securities	3,450	2,120
Short-term financial investments	12,792	15,258
Trade receivables, net	48,244	56,424
Other receivables and prepaid expenses	9,822	10,006
Inventories	42,082	36,377

Total current assets	146,174	149,930

LONG-TERM ASSETS:
Long-term Trade receivables	$14,768	$13,099
Long-term marketable securities	74,231	75,946
Long-term financial investments	1,252	1,242
Deferred tax assets	9,379	9,073
Operating lease right-of-use assets	11,755	13,517
Severance pay funds	17,557	17,933

Total long-term assets	128,942	130,810

PROPERTY AND EQUIPMENT, NET	4,837	3,965

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,980	39,126

Total assets	$318,933	$323,831

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	10,582	11,338
Other payables and accrued expenses	35,793	38,316
Deferred revenues	40,660	36,634
Short-term operating lease liabilities	6,289	8,169

Total current liabilities	93,324	94,457

LONG-TERM LIABILITIES:
Accrued severance pay	$17,395	$17,755
Deferred revenues and other liabilities	17,311	16,308
Long-term operating lease liabilities	4,282	5,551

Total long-term liabilities	38,988	39,614

Total shareholders’ equity	186,621	189,760

Total liabilities and shareholders' equity	$318,933	$323,831

AudioCodes Reports First Quarter 2023 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2023	2022

	(Unaudited)
Revenues:
Products	$28,693	$38,820
Services	30,520	27,537
Total Revenues	59,213	66,357
Cost of revenues:
Products	13,044	14,275
Services	9,626	7,722
Total Cost of revenues	22,670	21,997
Gross profit	36,543	44,360
Operating expenses:
Research and development, net	15,009	14,982
Selling and marketing	17,847	17,288
General and administrative	4,531	4,038
Total operating expenses	37,387	36,308
Operating income (loss)	(844)	8,052
Financial income, net	949	1,010
Income (loss) before taxes on income	105	9,062
Taxes on income, net	(287)	(454)
Net income (loss)	$(182)	$8,608
Basic net earnings (loss) per share	$(0.01)	$0.27
Diluted net earnings (loss) per share	$(0.01)	$0.26
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,750	32,230
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,148	33,082

AudioCodes Reports First Quarter 2023 Results	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2023	2022

	(Unaudited)
GAAP net income (loss)	$(182)	$8,608
GAAP net earnings (loss) per share	$(0.01)	$0.26
Cost of revenues:
Share-based compensation (1)	107	49
Amortization expenses (2)	135	190
	242	239
Research and development, net:
Share-based compensation (1)	743	1,159
Deferred payments expenses (3)	125	125
	868	1,284
Selling and marketing:
Share-based compensation (1)	1,237	1,439
Amortization expenses (2)	11	11
Deferred payments expenses (3)	125	125
	1,373	1,575
General and administrative:
Share-based compensation (1)	1,259	1,168
Other Income (4)	-	(405)
	1,259	763
Financial expenses:
Exchange rate differences (5)	(541)	(720)

Income taxes:
Deferred tax (6)	(338)	(587)
Non-GAAP net income	$2,681	$11,162
Non-GAAP diluted net earnings per share	$0.08	$0.33
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	33,056	33,783

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2023	2022

	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(182)	$8,608
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651	742
Amortization of marketable securities premiums and accretion of discounts, net	372	360
Increase (decrease) in accrued severance pay, net	16	(688)
Share-based compensation expenses	3,346	3,815
Increase in deferred tax assets, net	(366)	(650)
Cash financial income, net	(390)	(150)
Decrease in operating lease right-of-use assets	2,150	1,350
Decrease in operating lease liabilities	(3,537)	(4,206)
Decrease (increase) in trade receivables, net	6,511	(1,174)
Decrease (increase) in other receivables and prepaid expenses	184	(1,133)
Increase in inventories	(5,766)	(1,413)
Decrease in trade payables	(756)	(1,846)
Decrease in other payables and accrued expenses	(4,065)	(5,202)
Increase in deferred revenues	5,060	2,525
Net cash provided by operating activities	3,228	938
Cash flows from investing activities:
Investment in short-term deposits	-	(5,000)
Proceeds from short-term deposits	5,004	3
Proceeds from long-term deposits	-	-
Purchase of financial investments	-	(15,400)
Proceeds from redemption of marketable securities	1,000	-
Proceeds from redemption of financial investments	2,749	-
Net cash paid in acquisition of subsidiary	-	(100)
Purchase of property and equipment	(1,316)	(290)
Net cash provided by (used in) investing activities	7,437	(20,787)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2023	2022

	(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	-	(20,869)
Cash dividends paid to shareholders	(5,718)	(5,832)
Proceeds from issuance of shares upon exercise of options	96	5
Net cash used in financing activities	(5,622)	(26,696)

Net increase (decrease) in cash, cash equivalents, and restricted cash	5,043	(46,545)
Cash, cash equivalents and restricted cash at beginning of period	24,535	84,523
Cash, cash equivalents and restricted cash at end of period	$29,578	$37,978

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